UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                                   Com21, Inc.
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                    205937105
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                                 (CUSIP Number)


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             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   [ ] Rule 13d-1(b)
                   [ ] Rule 13d-1(c)
                   [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(A).    NAME OF ISSUER:  Com21, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              750 Tasman Drive, Milpitas, CA  95035.

ITEM 2(A). NAMES OF PERSONS FILING: New Enterprise Associates VI, Limited Partnership ("NEA VI"), New Enterprise Associates VII, Limited Partnership ("NEA VII") and NEA Presidents' Fund, L.P. ("Presidents") (collectively, the "Funds"); NEA Partners VI, Limited Partnership ("NEA Partners VI),which is the sole general partner of NEA VI, NEA Partners VII, Limited Partnership ("NEA Partners VII"), which is the sole general partner of NEA VII, and NEA General Partners, L.P. ("Presidents Partners"), which is the sole general partner of Presidents (collectively, the "GPLPs"); and Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald
              H. Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Arthur J. Marks ("Marks"), Thomas C. McConnell ("McConnell"), John M. Nehra ("Nehra") and Charles W. Newhall III ("Newhall") (collectively, the "General Partners"). All of the General Partners are individual general partners of NEA Partners VI, NEA Partners VII and Presidents Partners. The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The address of the principal business office of NEA VI, NEA Partners VI, NEA VII, NEA Partners VII, Presidents, Presidents Partners, Dorman, Marks, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Kase, Kramlich and McConnell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11911 Freedom Drive, One Fountain Square, Suite 580, Reston, Virginia 20190.

ITEM 4.       OWNERSHIP.
              Not Applicable


ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
              Each Reporting Person has ceased to own beneficially more than 5% of the outstanding Common Stock of Com21, Inc.

ALL OTHER ITEMS REPORTED ON THE SCHEDULE 13G DATED AS OF FEBRUARY 16, 1999 ON BEHALF OF THE REPORTING PERSONS WITH RESPECT TO THE COMMON STOCK OF COM21, INC. REMAIN UNCHANGED.

                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 25, 2000


NEW ENTERPRISE ASSOCIATES VI, LIMITED PARTNERSHIP

By:   NEA PARTNERS VI, LIMITED PARTNERSHIP

      By:           *
          -----------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS VI, LIMITED PARTNERSHIP

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner


NEW ENTERPRISE ASSOCIATES VII, LIMITED PARTNERSHIP

By:   NEA PARTNERS VII, LIMITED PARTNERSHIP

      By:           *
          -----------------------------
             Charles W. Newhall III
             General Partner


NEA PARTNERS VII, LIMITED PARTNERSHIP

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner


NEA PRESIDENTS' FUND, L.P.

By:  NEA GENERAL PARTNERS, L.P.

By:           *
     ----------------------------
       Charles W. Newhall III
       General Partner

NEA GENERAL PARTNERS, L.P.

By:           *
       --------------------------
       Charles W. Newhall III
       General Partner

      *
---------------------------------
Peter J. Barris

      *
---------------------------------
Ronald H. Kase

      *
---------------------------------
C. Richard Kramlich

      *
---------------------------------
Arthur J. Marks

      *
---------------------------------
Thomas C. McConnell

      *
---------------------------------
Peter T. Morris

      *
---------------------------------
John M. Nehra

      *
---------------------------------
Charles W. Newhall III


                                       *By:   /s/ Nancy L. Dorman
                                              -------------------
                                              Nancy L. Dorman, in her individual
                                              capacity and as Attorney-in-Fact
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This Schedule 13G was executed by Nancy L. Dorman pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 13, 1992 in connection with a Schedule 13G for Advanced Interventional Systems Inc. and on February 13, 1995 in connection with a Schedule 13G for Acuity Imaging, Inc., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 1.